

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

Kelly Hoffman
Chief Executive Officer and Director
Ring Energy, Inc.
901 West Wall Street, 3rd Floor
Midland, TX 79701

> **Re: Ring Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 4, 2020**
> **File No. 333-237988**

Dear Mr. Hoffman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed May 4, 2020

Incorporation of Certain Information by Reference, page 4

1. Please revise to incorporate by reference your Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020.

General

2. Based on publicly available information, it appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement may not have exceeded $75 million, as required by General Instruction I.B.1 of Form S-3. To the extent you intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction

I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.

3. We note that your registration statement includes a base prospectus for an unallocated offering and a separate prospectus for an at the market offering, as defined under Rule 415. Please identify the sales agent for the at the market offering and file the sales agreement as an exhibit to your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Adam Park